Gregory R. Binkley
President/CEO
July 14, 2006
Mathew J. Benson, Esq.
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
Washington, D.C. 20549

Re:	The Sportsman’s Guide, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 2, 2006 File No. 0-15767
Dear Mr. Benson:
      On behalf of The Sportsman’s Guide, Inc. (the “Company”), set forth below is our response to the staff’s comment letter dated June 30, 2006 regarding the above-referenced Preliminary Proxy Statement on Schedule 14A filed with the Commission on June 2, 2006. To facilitate your review of our response, this letter sets forth the headings, item numbers under each heading, and text of each of the staff’s comments.
      A revised Preliminary Proxy Statement reflecting our responses to the staff’s comments is being filed with the Commission concurrently with this letter.
Reasons for the Merger, page 14

1.	We note the disclosure on page 15 that it is your belief that the merger was more favorable to shareholders than the other strategic alternatives reasonably available. Please fully discuss the strategic alternatives you considered and the potential benefits and risks of each of those alternatives. Further explain why your board of directors decided not to pursue those alternatives.
      In response to the staff’s comment, we have revised the disclosure in the first paragraph, second bullet point, under “Reasons for the Merger” on page 15 to add a discussion of the other strategic alternatives and risks considered by the board of directors versus pursuing the merger.
Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., page 17

2.	We note your statement at the bottom of page 18 that the opinion was furnished for the use and benefit of the board of directors and was not intended to, and does not, confer any rights or remedies upon any other person and was not intended to be used for any other purpose. Please delete disclosure here and in Annex B that suggests investors are not entitled to rely on this opinion. In the alternative, please disclose the basis for Houlihan Lokey’s belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state law. Please describe any applicable state-law authority regarding the availability of a potential defense. In the absence of applicable state-law authority, disclose that the availability of a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have
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no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of a state-law defense to Houlihan Lokey would have no effect on the rights and responsibilities of either it or the board of directors under federal securities law.

      In response to the staff’s comment, we have deleted disclosure on page 19 under “Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.” and in Annex B that suggests investors are not entitled to rely on the opinion.

3.	Please revise your disclosure throughout this section to clearly describe the purpose of each analysis and why particular measures were chosen for analysis. For example, we note that in the discounted cash flow approach, the range of terminal values for the company was calculated based on projected 2008 EBITDA and a range of EBITDA multiples of 8.0x to 9.0x and you used discount rates ranging from 14% to 16%. Please revise to further explain why these ranges of multiples were selected in the analysis. Revise throughout this section as appropriate for each of the analyses provided.
      In response to the staff’s comment, we have revised the disclosure under “Public Trading Analysis of the Company”, “Selected Public Company Multiple Approach”, “Selected Change-of-Control Transaction Multiple Approach”, “Discounted Cash Flow Approach” and “Implied Multiple and Premium Approaches” on pages 20 — 23 to describe the purpose of each analysis, why particular measures were chosen for analysis, and to explain why the ranges of multiples were selected in the analysis.
Interests of Certain Persons in the Merger, page 24

4.	Please clarify here and throughout the proxy statement that certain members of management and the board of directors have interests that “will” present them with actual or potential conflicts of interest.
      In response to the staff’s comment, the proxy statement has been revised to state that certain members of management and the board of directors have interests that “will” present them with actual or potential conflicts of interest.
The Merger Agreement, page 28

5.	We note your statement that the merger agreement “is not intended to provide any other financial information about the Company” and your statement that “such information can be found elsewhere in the proxy statement and in the public filings the Company makes with the SEC. . .” We also note that shareholders “should not rely on the representations and warranties as statements of factual information.” Please revise to remove any implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.
      In response to staff’s comment, we have revised the disclosure in the second and third paragraphs under “The Merger Agreement” on page 29 to remove any implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

6.	We note your disclosure in paragraph three on page 28 indicating “the representations and warranties in the merger agreement may not be accurate or complete as of any specified date.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required.
      We acknowledge that, notwithstanding the inclusion of a general disclaimer, we are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required.
      In addition to the above revisions, we have updated other disclosure in the proxy statement to reflect the passage of time.
In connection with our responses to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      If you desire clarification of our responses or require additional information relating to the filing, please call our attorneys Steven R. Watts (937) 449-2832 or Lisa S. Pierce (937) 463-4930 at Chernesky, Heyman & Kress P.L.L.

Sincerely,

Gregory R. Binkley
President and Chief Executive Officer

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